UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENCOMPASS ENERGY SERVICES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
64881L103
(CUSIP Number)
Kristian B. Kos P.O. Box 1097 Oklahoma City, OK 73101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box.  ☐

CUSIP No.  64881L103

1.	Names of Reporting Persons: Kristian B. Kos
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,311,316
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,311,316
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,311,316
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 63.7%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 2 of 6 Pages

CUSIP No. 64881L103

1.	Names of Reporting Persons: Deylau, LLC I.R.S. Identification Nos. of Above Persons (entities only): 27-2712521
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,311,316
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,311,316
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,311,316
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 63.7%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D	Page 3 of 6 Pages

This Amendment No. 1 (this “First Amendment”) to Schedule 13D is filed by Kristian B. Kos and Deylau, LLC (the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Encompass Energy Services, Inc., a Delaware corporation (the “Issuer”), formerly known as Ametrine Capital, Inc.  This First Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on December 3, 2010 (the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value, of Encompass Energy Services, Inc., formerly known as Ametrine Capital Inc.  The Issuer’s principal executive office is currently located at 914 N. Broadway Ave., Suite 220, P.O. Box 1218, Oklahoma City, OK 73101.

Item 2.	Identity and Background.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this First Amendment, except as follows:

(c)        Mr. Kos’ principal occupation is as a director and chief executive officer of New Source Energy Corporation, a privately held oil and gas exploration and production company.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 4.	Purpose of Transaction.

The information set forth in the Prior 13D with respect to this Item is hereby amended and restated as follows.  As of the date of this First Amendment, the Reporting Persons have no plans or proposals which relate to or would result in any of the following actions, other than any such plans or proposals that may be considered from time to time by Mr. Kos in his capacity as a member of the Issuer’s board of directors:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

Schedule 13D	Page 4 of 6 Pages

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer’s business or corporate structure;

(g)       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)        As of the date of this First Amendment, the Reporting Persons are the beneficial owners of 1,311,316 shares of Common Stock, which constitutes 63.7% of the Issuer’s outstanding shares of Common Stock.  The beneficial ownership percentage of the Reporting Persons is calculated based on 2,056,985 shares of Common Stock outstanding as of September 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.  Deylau, LLC holds all such shares of Common Stock directly.  Mr. Kos beneficially owns all such shares of Common Stock through his status as a control person of Deylau, LLC.

(b)        The Reporting Persons have sole voting and dispositive power with respect to all of the 1,311,316 shares of Common Stock beneficially owned by them.

(c)        In a private sale transaction on January 17, 2013, Deylau, LLC sold a total of 416,667 shares of Common Stock at a price of $0.60 per share, for a total purchase price of $250,000.20, to Antranik Armoudian, the Issuer’s chief executive officer, president, chief financial officer, secretary and treasurer and a member of the Issuer’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 7.	Material to Be Filed as Exhibits.

None.

Schedule 13D	Page 5 of 6 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 25, 2013	/s/ Kristian B. Kos
Kristian B. Kos

Date: January 25, 2013	DEYLAU, LLC

/s/ Kristian B. Kos
Kristian Kos, Manager

Schedule 13D	Page 6 of 6 Pages